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                                                                    EXHIBIT 99.1

CODE OF ETHICS FOR DIRECTORS, MANAGEMENT AND EMPLOYEES

The Board of Directors adopted the following Code of Ethics for all affiliated parties.

Oceanic Exploration Company (Oceanic) has adopted this Code of Ethics to promote honest and ethical conduct and to deter wrongdoing. This Code applies to Oceanic's directors, executive management and staff, and to persons performing financial and administrative functions. Because these people are both employees and non-employees, they will be referred to as "affiliates". The obligations of this Code supplement, but do not replace, any other code of conduct or ethics policy applicable to particular classes of employees or to employees of Oceanic generally.

Any person who has information concerning any violation of this Code by any affiliate shall promptly bring such information to the attention of the President. If the President determines that a violation may have occurred, he shall refer the matter to the full Board of Directors. Violations of this Code may subject the affiliate to appropriate actions, such as censure, suspension or termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Board of Directors shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or SEC regulation.

All affiliates shall:

o Act honestly and ethically in the performance of their duties at Oceanic.

o Promptly report to the President any transaction or relationship that reasonably could be expected to give rise to a material conflict of interest.

o Provide full, fair, accurate, timely and understandable disclosure in reports and documents that Oceanic files with, or submits to, the SEC and in other public communications by Oceanic.

o Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of Oceanic's business and Oceanic's financial reporting.

o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the affiliate's independent judgment to be subordinated.

o Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose such information.

o Share knowledge and maintain skills relevant to carrying out the affiliate's duties within Oceanic.

o Achieve responsible use of and control over all assets and resources of Oceanic entrusted to the affiliate parties.

o In dealing with Oceanic's independent auditors, act with good care and diligence, without seeking to improperly influence or hinder the auditors in the performance of their engagement.

o Promptly bring to the attention of the President or Chief Financial Officer any information concerning:

(a) significant deficiencies in the design or operation of internal controls which could adversely affect Oceanic's ability to record, process, summarize and report financial data or

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in Oceanic's financial reporting, disclosures or internal controls.